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                                                                 Filed by Alteon
                                                                WebSystems, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

      Subject Company:  Alteon WebSystems, Inc. -- Commission File No: 000-27247


 Information Distributed by Alteon WebSystems, Inc. to Its Employees Regarding
             the Expected Merger with Nortel Networks Corporation
                                August 18, 2000

IDCFLASH


                      Nortel Networks Acquires Alteon to
                     Enhance Internet Datacenter Solutions

                              Analyst: Lee Doyle

                                 IDC Opinion


What is the impact of Nortel's acquisition of Web switch specialist Alteon WebSystems?

Nortel's acquisition fills a major weakness in its current product line in terms of intelligent content switching. For its part, Alteon is a leader in content switching, but it requires the resources of a giant, such as Nortel, to serve global markets. Alteon's products make Nortel more competitive versus Lucent (which requires something similar) and Cisco (which has just acquired Arrowpoint) in the emerging Internet datacenter market. Nortel must quickly integrate Alteon's content intelligent into its optical router and intelligent edge product initiatives to make the most of this acquisition (and justify the huge $7.8 billion price tag). The recent acquisitions of Alteon and Arrowpoint indicate that there will be further consolidation in the space, with other global infrastructure players bidding for the remaining intelligent switching participants.
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                    Announcement Highlights

                    On July 28, Nortel Networks announced an agreement to purchase Alteon WebSystems for an estimated $7.8 billion in Nortel common stock. Nortel plans to run Alteon as an independent business unit (like Shasta). It will report to Nortel chief operating officer (COO) Clarence Chandran in the Service Provider group. Dominic Orr, president and chief executive of Alteon, will become president of Nortel's Content Distribution Network business unit after the deal is completed. Alteon is a leading player in the Intelligent Content Networking market and provides its Web switches to a number of top service providers and ebusiness sites.

                    IDC Analysis

                    Nortel's Datacenter Network Strategy

                    Nortel positions the acquisition as the cornerstone of its strategy to be the leading provider of Internet datacenter solutions. In addition to the Alteon products, this solution set includes:

                    .  Storage via a partnership with EMC

                    .  Switching with Passport 8600

                    .  Optical networking with OPTera

                    .  Caching via the infolibria partnership

                    .  Systems integration

                    A key issue for the merger is the ability for Nortel and Alteon to develop synergies between their product lines. Today, Nortel/Alteon announced two product development initiatives:

                    . Integration of Alteon Web switch functionality into the packet processors of the OPTera optical switch family. Slated for introduction during 2001, Nortel plans to provide an Alteon blade into the OPTera Packet Engine platform to provide layer 4-7 content functionality at optical speeds through OC-192 and potentially higher.

                    . Migration of Shasta (VPN and subscriber management functionality) and Alteon content intelligent to a high-performance intelligent edge platform based on the Passport 8600. This is also expected to be available during 2001.


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                                      -2-

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The ability to integrate the Alteon product line into the broad Nortel product family and actually deliver on the two product initiatives mentioned above will be critical to the success of this merger. This leverage is especially critical given the huge premium Nortel is paying for a company with only $100 million or so in revenue.

Impact for Alteon

Alteon WebSystems is a leading provider of intelligent content switches. Alteon has a broad product line and a strong installed base of customers. The key strengths of Alteon's products include:

 .    Strong performance and scalability

 .    Distributed processing architecture

 .    Good layer 4-7 feature set

 .    Full range of products

Alteon's key challenge is in its ability to provide high touch sales and service to a range of global service provider clients and prospects. While Alteon has grown rapidly, as an independent company it does not have the resources to compete worldwide against Cisco/Arrowpoint from the standpoint of financial resources, direct sales, service and support, and systems integration.

Nortel's financial strength, large direct sales force, and ability to provide a broad solution to its service provider customers should be an immediate benefit to Alteon.

Competitive Impact

For Nortel, the acquisition of Alteon clearly improves its competitive position in Internet datacenters. Alteon fills a large hole in Nortel's product line, specifically around the large emerging market for Intelligent Content (layer 4-
7) switching. The acquisition improves Nortel's ability to compete against Cisco (which has been busy in the space with the acquisition of Alteon rival Arrowpoint and a number of partnerships [e.g., EMC]). The company was left out in this dance of $7 billion plus acquisitions in Lucent. Lucent has an OEM agreement with Alteon specifically to provide a key piece of its Internet datacenter solution. IDC believes that Lucent will unlikely remain a leading Alteon OEM partner given the Nortel acquisition.

The recent acquisition of Arrowpoint and Alteon will serve to increase the attractiveness of several other players in the Web switch field including F5, Foundry, Extreme, CyberIQ, and Radware. Large equipment providers (e.g., Lucent) with designs on the Internet datacenter market may feel compelled to make their own acquisitions.

                                      -3-
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                    -------------------------------------------------------
                    Document #: 22805
                    Publication Date: August 2000
                    Published Under Services: Data Center Networks; Service Provider Infrastructure; Enterprise Networks
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                                           -4-
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Caution Concerning Forward-Looking Statements

This filing contains certain statements that are based on Alteon's present expectations of future events. These statements are "forward-looking statements" within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by present expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to: the consummation of the contemplated merger involving Alteon and Nortel Networks, such as the risk that the companies may not obtain the required regulatory clearances or stockholder approval in a timely manner or at all; the timing and successful completion of technology and product development efforts; integration of the technologies and businesses of Alteon and Nortel Networks; and changing relationships with customers, suppliers and strategic partners.

These and other risks associated with the businesses of Alteon and Nortel Networks that may affect their operating results are described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Alteon and Nortel Networks with the Securities and Exchange Commission.

Additional Information About the Merger

Alteon expects to mail to its stockholders a proxy statement/prospectus containing information about Alteon, Nortel Networks and the Merger. In connection with the Merger, Nortel Networks plans to file a registration statement on SEC Form S-4. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they become available.

Alteon will be, and certain other persons may be, soliciting proxies from Alteon's stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Alteon and the directors and executive officers of Nortel Networks may be deemed to be participants in Alteon's solicitation of proxies. Information regarding the participants in the solicitation and a description of certain interests the directors and executive officers of Alteon have in the Merger is contained in the document filed with the SEC by Alteon pursuant to Rule 425 on July 28, 2000.
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How to Obtain Documents from the Securities and Exchange Commission

In addition to the registration statement and the proxy statement/prospectus, Alteon and Nortel Networks file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. You may obtain free copies of these documents, as they are filed, through the website maintained by the SEC at http://www.sec.gov.

You may read and copy any reports, statements or other information filed by Alteon or Nortel Networks with the SEC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Alteon's and Nortel Networks' filings with the SEC are also available through commercial document-retrieval services.

How to Obtain Documents from Alteon

Free copies of the proxy statement/prospectus and other documents, when they become available, may also be obtained from Alteon by directing a request through the Investors Relations portion of Alteon's website at http://www.alteonwebsystems.com or by mail to Alteon WebSystems, Inc., 50 Great Oaks Blvd., San Jose, CA 94119, attention: Investor Relations, telephone: (408) 360-5500.